UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. 15)*

               BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
------------------------------------------------------------------------------
                             (Name of Issuer)


                  Common Stock, $1.00 par value per share
------------------------------------------------------------------------------
                      (Title of Class of Securities)

                               121579 10 6
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                              (CUSIP Number)


                            December 31, 1999
------------------------------------------------------------------------------
         (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]     Rule 13d-1(b)
     [ ]     Rule 13d-1(c)
     [X]     Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 4 Pages





CUSIP No.   121579 10 6                 13G                  Page 2 of 4 Pages



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ANDREW R. MILSTEIN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                 (b)  X

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER

      2,997,839

6    SHARED VOTING POWER

      36,000

7    SOLE DISPOSITIVE POWER

      2,997,839

8    SHARED DISPOSITIVE POWER

      36,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,033,839

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

      X

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.5 %

12   TYPE OF REPORTING PERSON*

      IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 121579 10 6                                        Page 3 of 4 Pages

Item    1(a)    Name of Issuer:  Burlington Coat Factory Warehouse Corporation

        1(b)    Address of Issuer's Principal Executive Offices:

                     1830 Route 130
                     Burlington, New Jersey  08016

Item    2(a)    Name of Person Filing:  Andrew R. Milstein

        2(b)    Address of Principal Business Office:

                     1830 Route 130
                     Burlington, New Jersey  08016

        2(c)    Citizenship:  United States of America

        2(d)    Title of Class of Securities:

                     Common Stock, $1.00 par value

        2(e)    CUSIP Number:  121579 10 6


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (a) [  ]    Broker or dealer registered under Section 15 of the Act;
        (b) [  ]    Bank as defined in Section 3(a)(6) of the Act;
        (c) [  ]    Insurance company as defined in Section 3(a)(19) of the Act;
        (d) [  ]    Investment company registered under Section 8 of the
                    Investment Company Act;
        (e) [  ]    Investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);
        (f) [  ]    Employee benefit plan or endowment fund in accordance with
                    Rule 13d-1(b)(1)(ii)(F);
        (g) [  ]    Parent holding company or control person in accordance with
                    Rule 13d-1(b)(1)(ii)(G);
        (h) [  ]    Savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;
        (i) [  ]    Church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment
                    Company Act;
        (j) [  ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                    This item is inapplicable.

Item    4   Ownership as of December 31, 1999

        (a) Amount Beneficially Owned:                       3,033,839 (1) (2)
        (b) Percent of Class:                                      6.5 %
        (c) Number of shares as to which such person has:



          (i)  sole power to vote or to direct the vote      2,997,839
         (ii)  shared power to vote or to direct the vote       36,000
        (iii)  sole power to dispose or to direct the
               disposition of                                2,997,839
         (iv)  shared power to dispose or to direct the
               disposition of                                   36,000





CUSIP No. 121579 10 6                                        Page 4 of 4 Pages


        (1) Excludes the following number of shares of Common Stock owned by members of Andrew R. Milstein's family as to which shares
            Andrew R. Milstein disclaims beneficial ownership:

                     Relationship to
     Name            Andrew Milstein    Number of Shares   Percentage of Class
     ----            ---------------    ----------------   -------------------

Monroe G. Milstein       Father            13,780,752             29.7 %
Henrietta Milstein       Mother             6,849,245             14.8 %
Lazer Milstein           Brother            2,272,823              5.0 %
Stephen E. Milstein      Brother            2,753,483              5.9 %


        (2) Included in the 3,033,839 shares of Common Stock reported are 79,945 shares of Common Stock held by Andrew R. Milstein as trustee of the Stephen Milstein 1994 Trust and 11,109 shares of Common Stock held by Andrew R. Milstein as trustee of the SGM 1995 Trust, trusts established for the benefit of Stephen E. Milstein's children. Also included are 25,200 shares of Common Stock underlying options granted to Andrew R. Milstein. Also included are 36,000 shares of Common Stock held by Andrew R. Milstein as trustee of various trusts for the benefit of the children of Andrew R. Milstein, Stephen E. Milstein, and Lazer Milstein.

Item    5   Ownership of Five Percent or less of a Class:
                                    Not Applicable

Item    6   Ownership of more than Five Percent on behalf of Another Person:
                                    See Footnote (2) to Item 4 above.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security being Acquired by the Parent Holding Company:
                                    Not Applicable

Item    8   Identification and Classification of Members of the Group:
                                    Not Applicable

Item    9   Notice of Dissolution of Group:
                                    Not Applicable

Item    10  Certification:
                                    Not Applicable
Signature
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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    February   6, 2000
---------------------------------------------
    Date

    /s/ Andrew R. Milstein
---------------------------------------------
    Signature


    Andrew R. Milstein, Executive Vice President
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    Name/Title